                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                       INDUSTRIAL SCIENTIFIC CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  45631G-10-6
                                 (CUSIP Number)

          Robert K. Morris                              James J. Barnes
     Reed, Smith, Shaw & McClay                     Buchanan Ingersoll P.C.
          435 Sixth Avenue                       One Oxford Centre, 20th Floor
        Pittsburgh, PA 15219                            301 Grant Street
            412/288-3126                              Pittsburgh, PA 15219
                                                          412/562-1415

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)



-----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS:

    Kent D. McElhattan
    SSN: ###-##-####
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [X]
                                                           (b) [_]
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    BK, OO
-------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
    ITEMS 2(d) OR 2(e)                                     [_]
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
    Number of Shares            7          SOLE VOTING POWER
 Beneficially Owned by                     0
 Each Reporting Person        -------------------------------------------------
          With                  8          SHARED VOTING POWER
                                           2,446,210*
                              -------------------------------------------------
                                9          SOLE DISPOSITIVE POWER
                                           0
                              -------------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                           2,446,210*
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    2,446,210 Shares*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                 [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    72.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
-------------------------------------------------------------------------------

*Includes 110,080 shares held by various family trusts, 14,400 shares held by a charitable foundation and 6,640 shares held by members of Kent D. McElhattan's immediate family, as to which the Reporting Person disclaims beneficial ownership.

-------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS

    Kenton E. McElhattan
    SSN: ###-##-####
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [X]
                                                           (b) [_]
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    BK, OO
-------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [_]
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER
    Number of Shares
 Beneficially Owned by                     0
 Each Reporting Person        -------------------------------------------------
          With                   8         SHARED VOTING POWER

                                           2,446,210*
                              -------------------------------------------------
                                 9         SOLE DISPOSITIVE POWER

                                           0
                              -------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                           2,446,210*
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    2,446,210 shares*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    72.4%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
-------------------------------------------------------------------------------


*Includes 110,080 shares held by various family trusts, 14,400 shares held by a charitable foundation and 6,640 shares held by members of Kent D. McElhattan's immediate family, as to which the Reporting Person disclaims beneficial ownership.

-------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS

    Florence L. McElhattan
    SSN: ###-##-####
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [X]
                                                           (b) [_]
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    BK, OO
-------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [_]
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER
    Number of Shares
 Beneficially Owned by                     0
 Each Reporting Person        -------------------------------------------------
          With                   8         SHARED VOTING POWER

                                           2,446,210*
                              -------------------------------------------------
                                 9         SOLE DISPOSITIVE POWER

                                           0
                              -------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                           2,446,210*
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    2,446,210 shares
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    72.4%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
-------------------------------------------------------------------------------

*Includes 110,080 shares held by various family trusts, 14,400 shares held by a charitable foundation and 6,640 shares held by members of Kent D. McElhattan's immediate family, as to which the Reporting Person disclaims beneficial ownership.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                              Kent D. McElhattan,

                              Kenton E. McElhattan

                                      and

                             Florence L. McElhattan

                           Pursuant to Section 13(d)

                     of the Securities Exchange Act of 1934

                                 in respect of

                       INDUSTRIAL SCIENTIFIC CORPORATION

     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Industrial Scientific Corporation, a Pennsylvania corporation (the "Company"). Kent D. McElhattan, Kenton E. McElhattan and Florence L. McElhattan (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group."

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1. SECURITY AND ISSUER

     The principal executive offices of the Company are located at 1001 Oakdale Road, Oakdale, Pennsylvania 15071. The class of securities to which this Report relates is the Common Stock of the Company.

ITEM 2. IDENTITY AND BACKGROUND

     Kent D. McElhattan's business address is 1001 Oakdale Road, Oakdale, Pennsylvania 15071, and his principal occupation is President and Chief Executive Officer of the Company.

     During the last five years, Kent D. McElhattan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Kent D. McElhattan is a United States citizen.

     Kenton E. McElhattan's business address is 1001 Oakdale Road, Oakdale, Pennsylvania 15071, and his principal occupation is Chairman of the Board of Directors of the Company.

     During the last five years, Kenton E. McElhattan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Kenton E. McElhattan is a United States citizen.

     Florence L. McElhattan's address is 221 Lynn Haven Drive, Pittsburgh, Pennsylvania 15228 and she is the spouse of Kenton E. McElhattan.

     During the last five years, Florence L. McElhattan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Florence L. McElhattan is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Item 4 of this Schedule 13D, on February 23, 1999 the Company, and a newly-formed corporation which is wholly owned by the Reporting Group ("Buyer"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Buyer with and into the Company. In the Merger, each share of Common Stock outstanding immediately prior to the time the Merger is consummated (other than shares held by the Reporting Persons and certain of their affiliates, which will be canceled, or shares held by shareholders who have exercised their statutory right under the laws of the state of Pennsylvania to have such shares appraised and be paid the fair value thereof ("Dissenting Shares")) will be converted into the right to receive $28.50 payable entirely in cash, without any interest thereon (such cash paid for the shares of Common Stock is hereinafter referred to as the "Merger Consideration"), and each outstanding share of common stock of Buyer will be converted into one share of the common stock of the Company, as the corporation surviving the Merger (the "Surviving Corporation"). Each outstanding option to purchase Common Stock (other than those owned by the Reporting Group ), whether or not then exercisable, shall be canceled at the closing of the Merger and the holder thereof will be paid an amount in cash equal to the difference between $28.50 and the exercise price of such option.

     The Reporting Persons have calculated that, assuming there are no Dissenting Shares, approximately $26,000,000 will be required to pay the aggregate Merger Consideration due to shareholders and option holders of the Company at the closing of the Merger. In addition, it is anticipated that an aggregate of approximately $800,000 will be required to pay all other expenses and costs relating to the transactions, (the "Merger Expenses").

     The Reporting Persons currently expect to cause Buyer to borrow sufficient funds to effect the Merger and pay the Merger Expenses. The Reporting Persons have had discussions with financial institutions regarding such a loan and expect to have a commitment for financing on or before March 31, 1999.

ITEM 4. PURPOSE OF TRANSACTION

     The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference herein.

     The Reporting Persons intend to consummate the Merger and acquire all of the outstanding shares of Common Stock not already owned by the Reporting Persons and certain of their affiliates at the earliest practicable date. The Merger Agreement specifies certain conditions which must be satisfied prior to the closing of the Merger, including, among other things, (a) no preliminary or permanent injunction, temporary restraining order or other decree of a court, legislature or other agency or instrumentality of federal, state or local government (a "Governmental Entity") shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened, which prohibits the consummation of the Merger or materially challenges the transactions contemplated thereby; and (b) all consents, approvals an authorizations of and filing with Governmental Entities required for the consummation of the Merger and the transactions contemplated thereby, shall have been obtained or effected or filed. The completion of the Merger is also conditioned on the Company not paying any dividends or making any other distributions with respect to the Common Stock.

     As a result of the Merger, (a) all of the outstanding shares of Common Stock (other than Dissenting Shares and shares owned by the Reporting Persons, certain of their affiliates, Buyer or any of its subsidiaries) will be canceled, and the shares of Buyer will become shares of the Surviving Corporation, (b) the Reporting Persons and certain of their affiliates will own 100% of the outstanding shares of the Surviving Corporation, (c) the Common Stock will cease to be authorized to be quoted on any national securities exchange or interdealer quotation system of a registered national securities association, (d) the capital stock of the Company will be removed from registration under the Exchange Act, (e) the directors of Buyer will become the directors of the Surviving Corporation and (f) the officers of the Company will become the officers of the Surviving Corporation. The Reporting Persons currently contemplate that each of them (and certain of their affiliates) will contribute all of their Common Stock to Buyer prior to the Merger.

     Each of the Reporting Persons executed an endorsement to the Merger Agreement pursuant to which they agreed to: (a) execute and deliver an Action by Written Consent of the shareholders of the Company (i) approving the Merger and the Merger Agreement; (ii) approving an amendment to the Articles of Incorporation of the Company providing that Title 15 of Pennsylvania Consolidated Statutes, Chapter 25 (Registered Corporations) Subchapter E (Control Transactions), 15 Pa. C.S.A. (S)(S)2541-2548, shall not be applicable to the Company; and (b) promptly after the effectiveness of the amendment to the Articles of

Incorporation of the Company, contribute to the capital of Buyer the shares of Common Stock of which each of the Reporting Persons is a holder of record.

     Following the execution of the Merger Agreement the Reporting Group executed and delivered the consent approving the Merger and the Merger Agreement.

     The merger will not be consummated until the expiration of twenty days from the date a definitive information statement pursuant to Section 14(c) of the Securities Exchange Act of 1934 is first sent to the Company's shareholders.

     The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary thereof and does not purport to be complete.

     Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this item.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1998 reports that as of December 14, 1998, there were outstanding 3,379,037 shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,446,210 shares of Common Stock, or approximately 72.4% of the shares of Common Stock deemed outstanding. Of these shares, (i) Kent D. McElhattan is the record holder of 874,240 shares of Common Stock and beneficially owns 1,026,250 shares of Common Stock (which includes shares held by: members of Mr. McElhattan's immediate family, various family trusts, shares held in a family foundation and shares held for the benefit of Mr. McElhattan in the Company's Profit Sharing Plan), (ii) Kenton E. McElhattan is the record holder of 668,960 shares of Common Stock and beneficially owns 1,434,360 shares of Common Stock (which includes shares held by Florence L. McElhattan and shares held in a family foundation), and (iii) Florence L. McElhattan is the record holder of 750,000 shares of Common Stock and beneficially owns 1,434,360 shares of Common Stock (which includes shares held directly by Kenton E. McElhattan and shares held in a family foundation). The shares of Common Stock beneficially owned by Kent D. McElhattan constitute approximately 30.4% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Kenton E. McElhattan constitute approximately 42.4% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Florence L. McElhattan constitute 42.4% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the 110,080 shares held by various family trusts, 14,400 shares held by a charitable foundation and 6,640 shares held by members of Kent D. McElhattan's immediate family.

     By virtue of their status as a "group" for purposes of Rule 13d-5, each of Kenton E. McElhattan, Kent D. McElhattan and Florence L. McElhattan may be deemed to have shared voting and dispositive power over the shares owned by the other person.

     (c)  None

     (d)  None

     (e)  None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger by and between ISC Acquisition Corporation and Industrial Scientific Corporation dated as of February 23, 1999.

2.   Press Release of the Company, dated February 24, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 1999
                                               /s/ Kent D. McElhattan
                                              ---------------------------
                                                   Kent D. McElhattan




                                               /s/ Kenton E. McElhattan
                                              ---------------------------
                                                   Kenton E. McElhattan




                                               /s/ Florence L. McElhattan
                                              ---------------------------
                                                   Florence L. McElhattan

                                 EXHIBIT INDEX
Seq. Pg. No.

1. Agreement and Plan of Merger by and between ISC Acquisition Corporation and Industrial Scientific Corporation dated as of February 23, 1999.

2.   Press Release of the Company, dated February 24, 1999.